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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.1)*



                             OBJECTSOFT CORPORATION
               -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               -------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)


                                Page 1 of 3 pages

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 2 OF PAGES 3
-----------------------                                        -----------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GEORGE J. FEBISH
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                 5          SOLE VOTING POWER

                                            757,500
  NUMBER OF                   --------------------------------------------------
   SHARES                        6          SHARED VOTING POWER
BENEFICIALLY
   OWNED BY                                 0
     EACH                     --------------------------------------------------
  REPORTING                      7          SOLE DISPOSITIVE POWER
    PERSON
     WITH                                   757,500
                              --------------------------------------------------
                                 8          SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           907,500*
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           22%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
* Includes 150,000 shares owned by a family trust established by the reporting person, of which the reporting person has retained no right of revocation. One of the trustees of the trust, Janis Febish, is the wife of the reporting person. Mrs. Febish has sole voting power,and shared dispositive power with the other trustee of the trust. The reporting person is not a trustee of the trust. The reporting person disclaims any beneficial ownership of the shares owned by the trust.

SEC 1745 (2-95)
                                Page 2 of 3 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 3 OF PAGES 3
-----------------------                                        -----------------
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G
                                  ------------

              This amendment is being filed solely to correct the signature page to the Schedule 13G (which was undated and should have read February 7, 1997) filed on behalf of Mr. Febish on February 11, 1997.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 1997
                          -----------------------------------
                                          Date

                                 /s/ George J. Febish
                          ------------------------------------
                                       Signature
                                    George J. Febish
                                          Name


SEC 1745 (2-95)
                                Page 3 of 3 pages